Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: March 11, 2021

Fleet Electrification in the US

Panel Session - 3/4/21, 10.15 – 11.15 Eastern

Starts at 23:33, Fleet Electrification Day II Part I

Kim Mathers: So thank you everybody for joining us today, it's a pleasure to be a part of this panel with Nick and Lisa. As Sila mentioned, my name is Kim Mathers, and I'm the Head of Product Marketing at REE Automotive.

But before I talk to you about REE and what we see as the future of fleet electrification, I want to talk to you about disruption.

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So disruption. What is disruption? We know that disruption often results from new ways of thinking, from paradigm shifts. To disrupt is to rethink, to redesign, or to revolutionize.

Oftentimes, new products and services are going to create new markets, and radically change industries. Sometimes in that process, destroying and collapsing the conventional industry.

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So what is disruption? As a pure definition disruption is when a new product or service helps create a new market. It can also be when a substantial change to an existing industry or market comes about because of technological innovation.

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So this is going to give away the answer in advance, but what this is intended to show is an example that some of you have seen before. This is something that Tony Seba – the author – he is an entrepreneur, and a thought leader in the areas of technological disruption and innovation.

This is a picture from the 1900’s – I think it’s Easter evening, New York City, Fifth Avenue.

So you can see hundreds of pedestrians, you can see dozens of horses and carriages. And circled there, is the one single automobile that’s evident in the image. Only one car.

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Again, it’s giving away the answer, but fast forward ten years, so only ten years later; same street, same location, New York City. You can see plenty of pedestrians, but instead now of one vehicle, there’s only one horse and carriage. So a near complete transition from horses and carriages to automobiles in the space of one decade – this is disruption!

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So in the context of today’s discussion, I want to talk about you about disruption in the EV market – and specifically, commercial vehicles. So again, a paradigm shift, that comes from new ways of thinking. To reimagine, to reinvent, and to redesign the future of electric vehicles.

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So when we talk about the transition to electrification, every forecast shows a similar story. Here in particular, we are looking a North American commercial unit sales of battery electric vehicles through the end of this decade. So you can see, massive CAGR, almost 50%.

Now this starts at 21, a wider scale, if we had gone to the left would have shown more clearly, this is not a linear adoption. As with most disruptive technologies, it’s an s-curve of adoption. So we see that high rate of adoption, on the bottom half of the slide, across all applications globally – these are global applications – even in passenger vehicles, and particularly high, you can see second from the right there, with the largest CAGR, is Mobility as a Service applications. Now we know that behind these numbers, there a number of dynamic market drivers that are supporting this adoption. So changes and improvements in technology, cost considerations as we reach that inflection point for cost parity with ICEs.

Consumer behaviours – so even most recently: social distancing, growth of E-commerce and other effects from COVID that is pushing us towards new and different types of services from a consumer demand perspective.

Finally, strong regulatory action – we’re now seeing it evolve from incentives and subsidies, to zero-emission policies at all levels – state, city, federal and so on. From the very first session yesterday with Maria we are hearing time and time again, the progress that US-based fleets are making with this shift. Everywhere we look, there are really strong forces for change.

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And so what does this mean for Commercial fleets. The challenge is going to be in how we meet this opportunity. At REE Auto, we think that those challenge can be summarized in 3 primary pillars. The first one is the need for the degree of modularity and flexibility that is going to allow the creation of mission-specific Electric Vehicles. The second, function and capability. And the third, total cost of ownership.

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So with the proliferation of CASE: Connected, Autonomous, Shared and Electric vehicles.

As you can see here, some examples, we are already beginning to see non-traditional players beginning to tap into these spaces, and really challenging what we know traditional vehicles to be – right, these do not look like vehicles of our past. So different types of mission-specific electric vehicles for applications such as mobility as a service, last and mid mile delivery, and electric vehicle shuttles, trucks and so much more. Applications we haven’t even yet considered. New applications, new services, new needs for right sized and shaped vehicles.

And in this new world, brand – vehicle brand – is becoming less and less relevant. In fact, in many cases it’s the fleet or application itself that’s becoming the vehicle brand.

Disruption often comes from outsiders.

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So that’s the change we’re beginning to see at the vehicle level. But at a platform level, the changes have not always been so dramatic and arguably you could even probably recognize some similarities between what you see here, and the vehicles I showed – Dolly showed – a few slides ago from the early 1900’s. Vehicle design has certainly been evolutionary in nature. Until recently, so we are now starting to begin to see that focus on skateboard chassis, and in order to be able to more easily accommodate and address those needs for different body designs. It’s an evolution of where we have been.

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On the topic of function and capability, at the end of the day in the commercial world – commercial space – the transition to electrification is going to be a purely pragmatic decision. A vehicle needs to do what is required of it, whether it be metrics of payload, packages per route, number of packages, etc. But adding upon that the applications and needs that are evolving, increasing, with those new services and applications – and function is key, it’s critical.

These functional parameters are non-starters, so there can be no compromises. You can't go backwards in your fleet’s function, in fact, there is an opportunity.

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So that same vehicle also needs to perform, and it needs to do so in the most efficient way. So, Up Time, Total cost of Ownership, Acquisition Costs, Asset Utilization. These are KPIs that can’t at all decay from today’s state – so again, no compromises. You need improvements to return on the investment into electrification, and to further improve your operational efficiencies.

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What REE, what REE Auto believes is unfolding is a new world where the platform and the vehicle, are really just the beginning, in order to meet the needs of commercial fleets. So, in this new world, we believe that there will be additional levels – additional layers – of services and function that are going to be required to supplement the vehicle hardware, that we typically think of as the vehicle. So, with the goal of enhancing the end product for commercial fleets with capabilities such as data as a service, autonomous driving, aftersales as a service, and these layers, this flexibility can be added either at the time of vehicle acquisition, or for future upgrades and expansion.

So EV markets in this new era that we see as the future are really creating different types of players. And the complexity of this new world is going to require expertise in some pretty non-traditional automotive areas.

We believe that in order to fully realize capabilities, to expedite time to market and to deliver reliable solutions, collaboration is really going to be a critical factor in these future Mobility Ecosystems.

But it does, still start with the foundation. It starts with the vehicle, it starts with the platform, and it starts with planning to meet tomorrow’s challenges, today, but with future proofed solutions, and partnerships.

So more and more it will become, not about the brand, but about the mission – and to maximize what’s in it for the fleet operator, and what in it for that fleet’s customers.

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And so, what's the opportunity? What if there is something that could address these most significant challenges, with an eye towards the future. A solution that could enable any size or shape of mission-specific vehicle, with superior function, cost and operational efficiency.

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So, there’s a video embedded here, that I don’t think that you’re going to be able to play. If you scroll over, does anything come up? No, ok. We’ll make sure it’s available, following. If you could just stay on that slide for a moment. Thank you.

So what this shows right now is an explosion of what we refer to as our REEcorner. That’s really where it all begins.

It’s proprietary technology that’s packed critical vehicle components that you can see into a single module between the wheel and the chassis and those components that you can see exploded here are those most critical vehicle components: motor, steering, braking, suspension, drivetrain and control.

And so every unit is intended to be individually controlled and monitored via x-by-wire technology so which controls the functions of drive, steering, and braking.

So the benefits and the advantages of this REEcorner module approach, is that the resultant platform, which you can see in some subsequent images, is completely flat and it’s designed to enable vehicles with more room for passengers, cargo, or batteries and on a smaller footprint – supporting the entire range of vehicle from class 1 to class 6 is the capability.

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And I suspect you may have a tough time reading these words in this format, I apologize again.

But again, in summary, with REE, It’s about the mission, not the vehicle itself. And REEcorner technology that you got a glimpse of, is designed to deliver on modularity and scalability, on functionality, and on total cost of ownership

So by taking that new approach, and by avoiding the traditional limitations of legacy vehicle development, REE aims to provide potential customers with unique value propositions.

So we are designing REE products to enable mobility as a service and logistics providers, amongst others, that ability to develop mission-specific vehicles, customized to their needs; so eliminating the reliance or that legacy approach where off-the-shelf vehicles are the only option.

REE products are designed to allow for various levels of customized body, function, ADAS capability and service layers that we saw in the previous pyramid and are expected to allow service providers to maximize uptime, usage, and, notably, identify new paths for revenue generation via incremental services with those vehicles that are developed with REE products.

So because the REEplatforms that result from the REEcorner technology are designed to be fully flat and with a low center of gravity, the resultant vehicle provides more interior space with a smaller overall footprint.

They are designed to be agnostic to power source (so batteries or fuel cells), size or shape of vehicle and operation, meaning human-driven or autonomous, the REEcorner modules, because you can see it was that one standalone module, they are designed to be easily swappable and replaceable for minimum repair times. This also allows vehicles that are developed with REE products to be upgraded at a future date, either in response to evolving technology and capabilities or evolving needs without completely tearing up the vehicle and the platform.

So we believe that the ability to continually upgrade as necessary, in combination with REE’s plan for preventative maintenance, quick REEcorner swaps and over-the-air software upgrades is going to reduce fleet maintenance costs as well as really simplify spare-parts inventories.

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So in order to be able to be successful in the future, the groundwork really needs to be laid for these new mobility ecosystems that we are anticipating today. So we talked about key challenges to fleet electrification and about how new technology, and new business models, can help meet your future needs.

And this, we believe, is disruption.

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So this is the platform you would have seen in the video following, actually you can’t see terribly well in this image, but the platform between the wheels is entirely flat, which we believe is going to be the cornerstone of future electric mobility.

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That concludes my presentation. Thank you Dolly for driving that.

At 1:07:43

Sila: Where can we find the prices of your vehicles, to all of you. We built a fleet electrification assessment platform – one of the core things in it is the total cost of ownership calculation is the price, and also the resale value. Do you provide that type of information to your customers?

Sila: How about you Kim, do you have publicly available pricing information on your vehicles?

Kim: Looks like I froze here, can you hear me?

No, at this moment, REE is expecting to bring our corners to market, building an integration center this year, first corners in ‘22 and at volume in ‘23.

At 1:09:07

Sila: Kim, you had a question at your presentation, the question was about redundant systems to ensure steering and braking reliability. Do you want to just quickly answer that question?

Kim: Sure, yeah, that’s a good question.

The strategy that the REEcorners and the REEboard follow is fail operational. So each REEcorner module is an individual unit, so each has its own dedicated ECU to control braking, steering, and traction. And then there is also a REEcenter ECU located on the board, so again, there are a number of layers of redundancy that are baked into our design.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

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Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10, 2021.